Mail Stop 4561

      October 28, 2005




John E. Biallas
President
Dividend Capital Total Realty Trust, Inc.
518 Seventeenth Street, 17th Floor
Denver, CO  80202

Re:	Dividend Capital Total Realty Trust, Inc.
      Amendment No. 3 to Registration Statement on Form S-11
      Filed September 7, 2005
      Registration No. 333-125338

Dear Mr. Biallas:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Federal Income Tax Considerations, page 92

1. Please revise to indicate that counsel has provided you with a tax opinion, not that counsel will provide you with an opinion, regarding your REIT qualification. In addition, we note your statement that the opinion will state that (commencing with our taxable year ending on December 31, 2005, we were organized in conformity with the requirements for qualification as a REIT under the Code." Since this statement is forward-looking, please revise so that the text here is consistent with the tax found in the tax opinion.

Financial Statements

General

2. Please continue to monitor the updating requirements of Rule 3-
12
of Regulation S-X.

Exhibit 23.1

3. Please have your auditors update their consent for the use of their audit report.


  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Thomas Flinn, Accountant, at (202) 551-3469 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3694 with any other questions.


      Sincerely,



Owen Pinkerton
      Senior Counsel

cc:	Phyllis Korff (via facsimile)
      Skadden, Arps, Slate, Meagher & Flom LLP
??

??

??

??

John E. Biallas
Dividend Capital Total Realty Trust, Inc.
October ____, 2005
Page 3